Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-275583
November 6, 2025

GET EXPOSURE TO ETHER

iShares by BlackRock

Introducing ETHA, the iShares Ethereum Trust ETF

The iShares Ethereum Trust ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940.

iShares Ethereum Trust ETF

ETHA

Sponsor fee: 0.25%

Inception date: 6/24/2024

Investment objective: The Trust seeks to reflect generally the performance of the price of ether.

Reference benchmark:

CME CF Ether-Dollar Reference Rate New York Variant

Ether custodian: Coinbase

ETHA invests directly in ether, the Ethereum network's native token, offering investors exposure to the digital asset without the challenges of holding it directly.

Why ETHA?

1. Access

ETHA enables investors to get exposure to Ethereum's native token, ether, within a traditional brokerage account.

2. Convenience

ETHA can help remove operational burdens associated with holding ether directly, as well as potentially high trading costs and tax reporting complexities.

3. Integrated technology

ETHA is managed by the world's largest asset manager and leverages a multi-year technology integration developed with Coinbase Prime, the world's largest institutional digital asset custodian.[1]

Ether is the second largest cryptocurrency.[2] What has driven its growth?

Utility

Ethereum's growth can be attributed to its **highly programmable blockchain** that supports a **diverse range of use cases**, similar to an open-source app store. See the next page for more details on the various use cases supported by the network.

Continuous innovation

Its growth can also be attributed to its **active and engaged developer base**, enhancing the platform's utility and the likelihood that it will remain on the forefront of **technological innovation**.

1. BlackRock is the world's largest asset manager by AUM, managing $13.5T as of Q3 2025. Coinbase Prime is a full-service prime broker of Coinbase, Inc. which is an affiliate of the iShares Ethereum Trust ETF custodian with $245B in in institutional assets under custody, as of Q2 2025.
2. Source: CoinMarketCap as of Oct. 29, 2025. Ethereum's market capitalization of 481B is measured by use of its native token, ether.

Ethereum supports a diverse range of use cases

Stablecoins	Decentralized Finance	Tokenized Assets
Tokens designed to **maintain a stable value** over time; typically pegged to existing, stable instruments of value, e.g., the U.S. dollar or gold	Emerging financial technology **expanding blockchain utility across complex financial use cases** in a decentralized peer-to-peer paradigm	Permits the **issuing, trading, settling, and recording ownership of assets on the blockchain** instead of traditional centralized financial rails
Payments	**Trading**	**Short-term treasuries**
Settlement	**Borrowing & lending**	**Private credit**
Cross-border transactions	**Derivatives**	**Real assets**

Other emerging use cases: Non-fungible tokens (NFTs), decentralized autonomous organizations (DAOs), decentralized identity, blockchain gaming, prediction markets, decentralized social networks

This table is for illustrative purposes only. The use cases cited here are not all-encompassing and are noted as reference to how the Ethereum network may be utilized.

Ethereum's usage rivals traditional payment networks

Annual dollar amount of transactions settled on Ethereum relative to other notable networks



$10T
$1T
$100B
$10B
$1B
2016
2017
2018
2019
2020
2021
2022
2023
Ethereum
Bitcoin
Visa
Mastercard
Amex

Period displayed from January 1, 2016, to December 31, 2023. Ethereum and Bitcoin settlement volumes represented by 30-day moving average of daily transfer value. Visa, Mastercard, and American Express (Amex) settlement volumes represented by total settlement volume, which comprises payments and cash settlement volumes, as reported in the respective company's annual filings. Source: Coin Metric, Visa Public Filings, Mastercard Public Filings, and American Express Public Filings, as of May 30, 2024. Any companies mentioned do not necessarily represent current or future holdings of any BlackRock products. For actual Fund holdings, please visit www.ishares.com.

The iShares Ethereum Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves a high degree of risk, including possible loss of principal. An investment in the Trust is not suitable for all investors, may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons who can bear the risk of total loss associated with an investment in the Trust.

Investing in digital assets involves significant risks due to their extreme price volatility and the potential for loss, theft, or compromise of private keys. The value of the shares is closely tied to acceptance, industry developments, and governance changes, making them susceptible to market sentiment. Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on their acceptance. Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network's ability to grow and respond to challenges. Investing in the Trust comes with risks that could impact the Trust's share value, including large-scale sales by major investors, security threats like breaches and hacking, negative sentiment among speculators, and competition from central bank digital currencies and financial initiatives using blockchain technology. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets and, consequently, would impact their value. There can be no assurance that security procedures designed to protect the Trust's assets will actually work as designed or prove to be successful in safeguarding the Trust's assets against all possible sources of theft, loss or damage.

Ether Spot Prices provided by CME CF Ether-Dollar Reference Rate – New York Variant ("CF Benchmarks Index"). No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. The Index has a limited history, the Index price could fail to track the global ether price, and a failure of the Index price could adversely affect the value of the Shares.

The amount of ether represented by shares of the Trust will decrease over the life of the Trust due to sales of ether necessary to pay the sponsor's fee and trust expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The liquidation of the Trust may occur at a time when the disposition of the Trust's ether will result in losses to investors. The value of the shares of the Trust will be adversely affected if ether owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss.

Smart contracts, including those relating to decentralized finance applications, are a new technology and their ongoing development and operation may result in problems, which could reduce the demand for ether or cause a wider loss of confidence in the Ethereum network, either of which could have an adverse impact on the value of ether.

The Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor.

The iShares Ethereum Trust ETF (the "Trust") is not sponsored, endorsed, issued, sold or promoted by Stiftung Ethereum (the "Ethereum Foundation"), nor does the Ethereum Foundation make any representation regarding the advisability of investing in the Trust. BlackRock is not affiliated with the Ethereum Foundation. Ethereum Marks are owned by the Ethereum Foundation, used under license.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc. The Sponsor is not responsible for losses incurred due to loss, theft, destruction, or compromise of the trust's ether.

Transactions in shares of ETPs may result in brokerage commissions and will generate tax consequences.

This material is provided for educational purposes only and is not intended to constitute investment advice or an investment recommendation within the meaning of federal, state or local law. You are solely responsible for evaluating and acting upon the education and information contained in this material. BlackRock will not be liable for direct or incidental loss resulting from applying any of the information obtained from these materials or from any other source mentioned. BlackRock does not render any legal, tax or accounting advice and the education and information contained in this material should not be construed as such. Please consult with a qualified professional for these types of advice.

The iShares Funds are distributed by BlackRock Investments, LLC (together with its affiliates, "BlackRock").

iShares by BlackRock